Western Massachusetts Electric Company					Exhibit 12
Ratio of Earnings to Fixed Charges

(Thousands of Dollars)
	For the Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings, as defined:
Net income	$60,438	$54,503	$43,054	$23,090	$26,196
Income tax expense	37,368	32,140	23,186	16,325	14,923
Equity in earnings of regional nuclear
generating companies	(18)	(11)	(4)	(36)	(78)
Dividends received from regional equity investees	80	-	-	120	419
Fixed charges, as below	26,316	28,162	25,079	23,042	20,614
Less: Interest capitalized (including AFUDC)	(498)	(534)	(534)	(336)	(195)
Total earnings, as defined	$123,686	$114,260	$90,781	$62,205	$61,879

Fixed charges, as defined:
Interest on long-term debt (a)	$23,625	$23,462	$20,023	$17,988	$14,074
Interest on rate reduction bonds	177	1,229	2,335	3,372	4,335
Other interest (b)	1,049	1,943	1,254	479	877
Rental interest factor	967	994	933	867	1,133
Interest capitalized (including AFUDC)	498	534	534	336	195
Total fixed charges, as defined	$26,316	$28,162	$25,079	$23,042	$20,614

Ratio of Earnings to Fixed Charges	4.70	4.06	3.62	2.70	3.00

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the year ended December 31, 2009, other interest includes interest related to accounting for uncertain tax positions.